August 24, 2012

VIA EDGAR AND FACSIMILE

Ms. Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:          Healthways, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 14, 2012
File No. 000-19364

Dear Ms. Jenkins:

The following is a response to your comment letter of August 14, 2012 relating to Healthways, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2011.  To facilitate your review, I have included in this letter the comments from your comment letter of August 14, 2012 and have provided the Company’s response immediately following such comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 3 - Goodwill, page 50

1.
You disclosed that you acquired Navvis & Company (“Navvis”) in August 2011 for total consideration of approximately $27.0 million, consisting of $23.7 million in cash and $3.3 million in common stock.  We further note the disclosure on page 21 of your Form 10-Q for the nine months ended September 30, 2011 that the total consideration issued to acquire Navvis was $29.4 million, consisting of $24.0 million in cash and $5.4 million in common stock.  Revise your Form 10-K to disclose the reason(s) for the change in the purchase price and to disclose the final purchase allocation along with a description of the amount and nature of the changes in comparison to the preliminary purchase allocation.

Response to Comment 1:

The primary reason for the change in the calculated purchase price was a change in the valuation of the common stock issued in conjunction with the acquisition of Navvis.  We issued 432,902 restricted shares, which contained a legend restricting their transfer, sale, assignment, pledge, hypothecation, or other disposal for the 30-month period immediately following August 31, 2011.  These shares were preliminarily valued at the fair market value of Healthways’ common stock on the date of issuance, or $5.4 million in aggregate. The Form 10-Q for the nine months ended September 30, 2011 disclosed that the purchase price allocation as reflected in the balance sheet was preliminary. Subsequent to filing our Form 10-Q for the nine months ended September 30, 2011, we completed our valuation of the purchase of Navvis, including consideration of the impact of the stock restriction. As such, we adjusted the fair value of the shares to $3.3 million to incorporate a discount for the impact of the restriction on the marketability of the shares.  As we expected, the impact of the discount to the preliminary purchase price allocation was not material.  Accordingly, we did not provide disclosure in our Form 10-K for the year ended December 31, 2011 describing the basis for the difference between the preliminary and the final purchase price allocation.

Accounting Standards Codification (“ASC”) 805-10-50 indicates that the acquirer shall disclose information that enables users of its financial statements to evaluate the nature and financial effect of a material business combination.  We believe that the disclosures in our Form 10-K for the year ended December 31, 2011, which included a description of the acquisition, the purchase price and the impact on goodwill, met the objectives of ASC 805-10-50.  As indicated in our response to comment 2 herein, the acquisition of Navvis was not significant under any of the tests of significance outlined in 17 CFR § 210.11-01(b).  As reflected in response to comment 2 herein, we do not believe the acquisition of Navvis was a material business combination.  In addition, we considered and determined that there were no material qualitative factors that warranted disclosures in addition to the disclosures included in our Form 10-K for the year ended December 31, 2011.  As such, we would propose that a revision of our Form 10-K is not necessary.

2.
Please provide us with the results of all tests of significance relating to the acquisition of Navvis to support the absence of financial statements filed on Form 8-K for this acquired business.  Provide all calculations and assumptions as well.

Response to Comment 2:

The results of all tests of significance under 17 CFR § 210.11-01(b) are as follows:

($ in 000s)

(1) Purchase Price

Purchase price for Navvis	$27,000

Healthways' total assets 12/31/10	$861,689
20% of Healthways’ total assets	$172,338

Does purchase price exceed 20% of Healthways' total assets?	No
Purchase price as a percent of Healthways’ total assets	3.1%

(2) Total assets

Navvis’ total assets 12/31/10	$3,417

Healthways' total assets 12/31/10	$861,689
20% of Healthways’ total assets	$172,338

Do Navvis' total assets exceed 20% of Healthways' total assets?	No
Navvis’ total assets as a percent of Healthways’ total assets	0.4%

(3) Income

Navvis income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle ("pre-tax income") for 2010	$1,768

Healthways' pre-tax income for 2010	$77,775
20% of Healthways pre-tax income	$15,555

Does Navvis' pre-tax income exceed 20% of Healthways' pre-tax income?	No
Navvis’ pre-tax income as a percent of Healthways’ pre-tax income	2.3%

Computational notes for Income test

Computational notes 1 and 3 under 17 CFR § 210.1-02(w) do not apply

Calculations under computational note 2 are as follows:
	2009	2008	2007	2006	2005	Average
Healthways' pretax income	$20,511	$92,555	$75,284	$61,160	$54,795	$ 60,861

Healthways' pre-tax income for 2010	$77,775

Is Healthways' pre-tax income for 2010 at least 10% lower than the average pre-tax income for the last five fiscal years?	No

Signatures, page 75

3.	Please confirm that in future filings you will indicate who signed in the capacity of controller or principal accounting officer. See Form 10-K, General Instruction D(2)(a).

Response to Comment 3:

We confirm that in future filings we will indicate who signed in the capacity of controller or principal accounting officer.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 614-4389 or by facsimile at (615) 778-0486.

Sincerely yours,

/s/ Alfred Lumsdaine

Alfred Lumsdaine
Chief Financial Officer

cc:   Raquel Howard (via facsimile)
James H. Cheek, III